

October 26, 2020

David Leeb
Chief Legal Officer & Corporate Secretary
Box, Inc.
900 Jefferson Ave.
Redwood City, California 94063

> **Re: Box, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2020**
> **File No. 001-36805**

Dear Mr. Leeb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2020

Item 11. Executive Compensation (incorporated by referenced from Definitive Proxy Statement filed May 28, 2020), page 100

1. On page 33 of your proxy statement, you identify three named executive officers. Item 402(a)(3) of Regulation S-K requires executive compensation disclosure for a company's principal executive officer, principal financial officer and its "three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving at the end of the last completed fiscal year." Please advise why you provided executive compensation disclosure for the fiscal year ended January 31, 2020 for only one executive officer in addition to your PEO and PFO. We note that your website identifies 14 individuals as members of your "executive team."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology